Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

September 4, 2018

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen S&P 500 BuyWrite Income Fund (the “Registrant” or the “Fund”)

File Nos. 333-226078 and 811-21619

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to comments you provided via telephone on August 8, 2018 to the Fund’s initial registration statement on Form N-2, which was filed on July 6, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

1.

Comment: It is the Staff’s view that the use of the term “Income” in the name of a fund generally suggests that the fund emphasizes the achievement of current income. As current income is not an investment objective for the Fund, please supplementally explain how the use of the term in the Fund’s name is not materially deceptive or misleading.

Response: As is stated in the Prospectus, the Fund employs a “buy-write” strategy that involves selling (writing) index call options on the Fund’s substantially the full value of the Fund’s Equity Portfolio. The strategy, which is also commonly referred to as a buy-write income strategy, is intended to produce cash flow for the Fund in the form of premiums on the options written. In exchange for this cash flow (the income component of a buy-write

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Elisabeth Bentzinger

September 4, 2018

strategy), the Fund’s total return may be reduced relative to the S&P 500 Index in rising markets and may be enhanced relative to the S&P 500 Index in flat or declining markets, in each case consistent with the Fund’s investment objective seeking total return with less volatility than the S&P 500 Index. In light of the foregoing, the Registrant believes that the use of the term “Income” is consistent with the Fund’s strategy and not materially deceptive or misleading.

2.	Comment: Please consider including a brief description of the Cboe S&P 500 BuyWrite Index.

Response: The Registrant has determined to remove the reference to the Cboe S&P 500 BuyWrite Index.

3.	Comment: The Staff noted the following disclosure (emphasis added):

Swap Transactions. The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).

The Fund may enter into swap transactions for any purpose consistent with its investment objective and strategies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, as a duration management technique, to reduce risk arising from the ownership of a particular instrument, or to gain exposure to certain sectors or markets in the most economical way possible.

Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined asset, reference rate or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount, e.g., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. The notional amount of the swap agreement generally is only used as a basis upon which to calculate the obligations that the parties to the swap agreement have agreed to exchange. The Fund’s current obligations under a net swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by Gateway. See “—Segregation of Assets” below.

Elisabeth Bentzinger

September 4, 2018

Please revise the underlined statement as the Fund may not cover a credit default swap using offsetting positions. Please also define what is meant by “accrued,” in particular, to clarify that the coverage amount should be the full amount of unpaid past and future payment obligations.

Response: The Registrant believes that the Fund’s asset coverage policies are reasonable and consistent with the principles underlying prior guidance from the Commission and its Staff with respect to Section 18 of the 1940 Act. For a fund to resolve senior security concerns arising under Section 18 and thus “assure the availability of adequate funds to meet the obligations arising from such activities,”1 the Commission and its Staff have made clear that the fund must either (i) segregate assets or (ii) enter into offsetting transactions.2 The Registrant notes that, to its knowledge, neither the Commission nor its Staff has issued guidance prescribing a specific approach for addressing senior security issues raised by credit default swaps. With respect to senior security issues more generally, the Commission acknowledged in its Derivatives Rule Proposal that industry senior security practices for certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance. However, the Commission has previously noted that, for certain derivative instruments, the Commission and Staff have not provided any guidance with respect to appropriate asset coverage practices.3

As a seller of protection in a credit default swap, depending on the terms of the contract, if the specified credit event occurs, the Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract (less any accrued but unpaid amount owed to the Fund) and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

1 Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”).

2 See Release 10666, supra note 1; Guidelines for the Preparation of Form N-8B-l, Investment Company Act Release No. 7221 (June 9, 1972); Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC Staff No-Action Letter (June 22, 1987); Mutual Funds and Derivative Instruments, Division of Investment Management Memorandum transmitted by Chairman Levitt to Representatives Markey and Fields (Sept. 26, 1994); Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).

3 See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether credit default swaps, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

Elisabeth Bentzinger

September 4, 2018

The Registrant’s current policy with respect to credit default swaps requires it to: (i) segregate the full notional amount of the payment obligation under a credit default swap that must be paid upon the occurrence of a credit event; (ii) enter into offsetting positions that assure the availability of adequate funds to meet the obligations arising from such activities; or (iii) engage in a combination of (i) and (ii). Accordingly, the Registrant believes its policy and disclosure regarding its senior security practices for credit default swaps are consistent with the 1940 Act and relevant Commission and Staff guidance and therefore respectfully declines to make the requested change.

In accordance with this understanding, the Registrant has revised the noted disclosure as follows and revised the disclosure under “Segregation of Assets” as set forth in response to comment 4, below.

Swap Transactions. The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).

The Fund may enter into swap transactions for any purpose consistent with its investment objective and strategies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, as a duration management technique, to reduce risk arising from the ownership of a particular instrument, or to gain exposure to certain sectors or markets in the most economical way possible.

Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined asset, reference rate or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount, e.g., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. The notional amount of the swap agreement generally is only used as a basis upon which to calculate the obligations that the parties to the swap agreement have agreed to exchange. ~~The Fund’s current obligations under a net swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by Gateway.~~ See “—Segregation of Assets” below.

4.	Comment: The Staff noted the following disclosure:

Segregation of Assets. As a closed-end investment company registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the

Elisabeth Bentzinger

September 4, 2018

rules thereunder, and various interpretive positions of the SEC and its staff. In accordance with these laws, rules and positions, the Fund must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC or staff-approved measures, to “cover” open positions with respect to certain kinds of derivatives instruments. In the case of forward currency contracts that are not contractually required to cash settle, for example, the Fund must set aside liquid assets equal to such contracts’ full notional value while the positions are open. With respect to forward currency contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation. To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes. NFALLC and/or Nuveen Asset Management will monitor the Fund’s use of derivatives and will take action as necessary for the purpose of complying with the asset segregation policy stated above. Such actions may include the sale of the Fund’s portfolio investments. If the Fund will write credit default swaps, it will segregate the full notional amount of the credit default swap to cover its obligation thereunder.

Because the Fund’s option strategy will focus on index call options, please consider replacing the discussion of forward currency contracts with a corresponding discussion relating to index call options.

Response: The disclosure has been revised as follows:

Segregation of Assets. As a closed-end investment company regulated with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various interpretive positions of the SEC and its staff. In accordance with these laws, rules and positions, the Fund must maintain liquid assets (often referred to as “asset segregation”), or engage in other SEC staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments and financial agreements (such as reverse repurchase agreements). Generally, the Fund will maintain an amount of liquid assets with its custodian in an amount at least equal to the current amount of its obligations, including the value of unpaid past and future payment obligations, under derivative instruments and financial agreements, in accordance with SEC guidance. However, the Fund also may “cover” such obligations by other means such as through ownership of the underlying security or financial instrument. The Fund also may enter into offsetting transactions so that its combined position, coupled with any liquid assets maintained by its custodian, equals its net outstanding obligation in related derivatives or financial agreements. If the Fund will write credit default swaps, it will: (i) segregate the full notional amount of the payment obligation under the credit default swap that must be paid upon the occurrence of a credit event; (ii) enter into offsetting positions that assure

Elisabeth Bentzinger

September 4, 2018

the availability of adequate funds to meet the obligations arising from such activities; or (iii) engage in a combination of (i) and (ii).

The Fund reserves the right to modify its policies in the future to comply with any changes in the positions from time to time articulated by the SEC or its staff, such as the SEC’s proposed rules governing the use of derivatives by registered investment companies, regarding asset segregation.

To the extent the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used for other operational purposes. NFALLC and/or Gateway will monitor the Fund’s use of derivatives and will take action as necessary for the purpose of complying with the asset segregation policy stated above. Such actions may include the sale of the Fund’s portfolio investments.

PART C

5.	Comment: Please confirm supplementally that the Registrant will file with the Commission final versions of agreements required to be filed pursuant to Item 25.2 of Form N-2.

Response: The Registrant so confirms.

*************

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

encl.